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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 1999

      A.  Full title of the plan and the address of the plan, if different from that of the issuer below:

Compaq Computer Corporation 401(k) Investment Plan
(formerly Compaq Computer Corporation Investment Plan)

      B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compaq Computer Corporation

20555 SH 249, Houston, Texas 77070
(281) 370-0670

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Compaq Computer Corporation 401(k) Investment Plan
(formerly Compaq Computer Corporation Investment Plan)
Index to Financial Statements, Supplemental Schedule and Exhibits
As of December 31, 1999 and 1998 and for the year ended December 31, 1999
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The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

CONTENTS

Reports  Auditor and Accountants

Report of Independent Auditors - Ernst & Young LLP.......................................  1
Report of Independent Accountants - PricewaterhouseCoopers LLP..................  3

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets Held for Investment
    Purposes at End of Year.................................................................................10

Other

Signatures...........................................................................................................12
Exhibit 1.............................................................................................................13

Report of Independent Auditors
Participants and Administrative Committee
    of the Compaq Computer Corporation
    401(k) Investment Plan (formerly
    Compaq Computer Corporation
    Investment Plan)

We have audited the accompanying statement of net assets available for benefits of Compaq Computer Corporation 401(k) Investment Plan (formerly Compaq Computer Corporation Investment Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas

May 30, 2000

Report of Independent Accountants

To the Participants and Administrative Committee of the
Compaq Computer Corporation Investment Plan

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Compaq Computer Corporation Investment Plan (the Plan) at December 31, 1998 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 21, 1999

Compaq Computer Corporation 401(k) Investment Plan
(formerly Compaq Computer Corporation Investment Plan)

Statements of Net Assets Available for Benefits

	December 31
	1999	1998

Assets
Investments (Note 3)	$ 3,658,216,956	$ 1,831,120,959
Contribution receivable:
Employer	4,178,089	33,828
Participant	3,661	51,189
Securities sold receivable	319,570	¯
Accrued investment income	38,995,476	¯

Net assets available for benefits	$ 3,701,713,752	$ 1,831,205,976

See accompanying notes.

Compaq Computer Corporation 401(k) Investment Plan
(formerly Compaq Computer Corporation Investment Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1999
Additions:
Participant contributions	$ 101,606,800
Employer contributions	61,803,357
Dividends and interest	51,083,410
Transfer from other plan (Note 1)	1,982,232,756

Total additions	2,196,726,323

Deductions:
Net depreciation in fair value of investments (Note 3)	182,647,886
Benefit payments	143,499,541
Administrative expenses	71,120

Total deductions	326,218,547

Net increase	1,870,507,776

Net assets available for benefits:
Beginning of year	1,831,205,976

End of year	$ 3,701,713,752

See accompanying notes.

    Compaq Computer Corporation 401(k) Investment Plan

(formerly Compaq Computer Corporation Investment Plan)

Notes to Financial Statements

December 31, 1999

1. Description of the Plan

General

The following description of the Compaq Computer Corporation 401(k) Investment Plan (formerly Compaq Computer Corporation Investment Plan) (the "Plan") is provided for general information only. The Plan, established April 1, 1985, is a defined contribution plan covering all eligible employees of Compaq Computer Corporation and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from the Company.

Effective January 1, 1999, the name of the Plan was changed from Compaq Computer Corporation Investment Plan to Compaq Computer Corporation 401(k) Investment Plan. On December 9, 1999, the Board of Directors of the Company resolved to merge the Digital Equipment Corporation Savings and Investment Plan into the Plan effective December 31, 1999.

Contributions

Participants may contribute from 1% to 19% of pretax annual compensation, as defined in the Plan document. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes a matching amount up to 6% of the base compensation up to a maximum of $160,000, that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's board of directors.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings or losses, and is charged with an allocation of administrative expenses. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account net of any outstanding loans against those vested amounts.

Compaq Computer Corporation 401(k) Investment Plan
(formerly Compaq Computer Corporation Investment Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their deferral and rollover contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. Effective January 1, 1999, participants vest 20% per year in the employer contributions with 100% vesting after 5 years of credited service. The Plan document provides the vesting provisions for a participant's interest in their employer contribution account prior to January 1, 1999.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 ¯ 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of 1% above the prime rate for the term of the loan. Principal and interest is paid ratably through payroll deductions. A participant can have no more than three loans outstanding at any given time.

Payment of Benefits

On termination of service or death, a participant may receive a lump-sum amount equal to the vested value of his or her account or installment options. In addition, a participant who has attained age 59½ may make withdrawals of his or her account while employed by the Company. The Plan also allows for hardship withdrawals effective January 1, 1999.

Administrative Expenses

The Company pays certain administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

    Compaq Computer Corporation 401(k) Investment Plan

(formerly Compaq Computer Corporation Investment Plan)

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual basis of accounting.

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value which equals the quoted market price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. The participant loans are valued at their outstanding balances, which approximates fair value. Guaranteed investment contracts are recorded at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

Compaq Computer Corporation 401(k) Investment Plan

(formerly Compaq Computer Corporation Investment Plan)

Notes to Financial Statements (continued)

3. Investments

Guaranteed investment contracts are recorded at contract value, which represents contributions plus earnings, less withdrawals and administrative expenses. Interest crediting rates on the contracts are generally determined at the time of purchase. At December 31, 1999 the interest crediting rates ranged from 5.7% to 7.2%.

The Plan's investments are held by Vanguard Fiduciary Trust Company. Investments that represent 5% or more of total Plan assets are as follows:

	December 31
	1999	1998

Vanguard Prime Money Market Portfolio Fund	$ 46,986	$ 106,675,174
Vanguard 500 Index Fund	309,227,359	241,679,193
Vanguard Primecap Fund	244,663,584	155,911,663
Vanguard Equity Income Fund	143,447,723	182,580,102
Compaq Computer Corporation Stock	725,214,339	891,254,267
Vanguard Stable Value Fund	193,029,341	¯
Vanguard Growth and Income Fund	463,910,687	¯
Barclays Global Investor Equity Index Fund	267,908,641	¯
Putnam Voyager International Fund	388,192,714	¯

During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

Mutual funds	$ 128,840,555
Common stock	(311,488,441)

$ (182,647,886)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Compaq Computer Corporation 401(k) Investment Plan

(formerly Compaq Computer Corporation Investment Plan)

Schedule H, Line 4(i)  Schedule of Assets Held for Investment Purposes at

End of Year

EIN: 76-0011617 PN: 001

December 31, 1999

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

* Compaq Computer Corporation	Common stock	$ 725,214,339
Warburg Pincus	International Equity Fund	353
* Vanguard Fiduciary Trust Company	Explorer Fund	52,867
* Vanguard Fiduciary Trust Company	Prime Money Market Portfolio Fund	46,986
* Vanguard Fiduciary Trust Company	Short-Term Corporate Fund	45,441
* Vanguard Fiduciary Trust Company	500 Index Fund	309,227,359
* Vanguard Fiduciary Trust Company	PrimeCap Fund	244,663,584
* Vanguard Fiduciary Trust Company	Equity Income Fund	143,447,723
* Vanguard Fiduciary Trust Company	Growth and Income Fund	463,910,687
* Vanguard Fiduciary Trust Company	Stable Value Fund	193,029,341
* Vanguard Fiduciary Trust Company	Extend Market Index Fund	999,811
Franklin	Small Cap Growth Fund	167,034,678
Deutsche Banc	International Equity Fund	77,423,954
Barclays Global Investor	Equity Index Fund	267,908,641
Barclays Global Investor	U.S. Debt Fund	5,193,493
Barclays Global Investor	Extended Market Fund	10,517,595
Barclays Global Investor	EAFE Equity Fund	10,079,035
Putnam Investments	International Voyager Fund	388,192,714
Templeton	Foreign Fund	127,748,140
PIMCO Advisors	Total Return Fund	81,973,682
* Northern Trust Corporation	Short-Term Investment Fund	5,819,455

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

Guaranteed Investment Contracts:
Allstate Life Insurance	7.15%, Due 7/1/2003	32,414,369
Canada Life Assurance Company	6.57%, Due 1/1/2001	18,000,000
Canada Life Contract Assurance Company	7.13%, Due 2/2/2002	15,259,790
CDC Capital Inc.	5.66%, Due 12/31/2001	20,000,000
CNA Life Insurance	6.80%, Due 4/1/2000	19,301,326
Jackson National Life	6.14%, Due 4/1/2002	10,149,673
John Hancock Mutual Life Insurance	7.02%, Due 1/1/2002	11,444,038
John Hancock Mutual Life Insurance	6.18%, Due 7/1/2003	13,197,982
John Hancock Mutual Life Insurance	6.09%, Due 10/1/2002	10,003,348
Metropolitan Life	6.63%, Due 7/1/2001	16,009,803
Metropolitan Life	6.24%, Due 7/1/2000	6,769,160
Metropolitan Life	7.04%, Due 7/1/2002	33,264,407
New York Life Insurance Company	5.64%, Due 4/1/2001	45,625,506
New York Life Insurance Company	6.26%, Due 1/1/2003	13,000,000
Peoples Security	6.57%, Due 1/1/2001	12,002,230
Principal Mutual	6.35%, Due 4/1/2002	15,949,809
Principal Mutual	7.23%, Due 1/1/2001	20,354,034
Principal Mutual	6.05%, Due 3/31/2000	3,463,395
SunAmerica	6.98%, Due 7/1/2001	16,038,103
Traveler's	5.67%, Due 4/1/2002	17,872,805
Traveler's	7.16%, Due 7/1/2003	10,129,666
* Participant Loans	Loans with varying maturing dates and interest rates ranging from 6.5% to 11.5%	75,437,634

		$ 3,658,216,956

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                                     Compaq Computer Corporation 401(k)
                                                                      Investment Plan

Date: July 7, 2000                                By:      /s/ Linda S. Auwers
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                                                                       Linda S. Auwers
                                                                       Vice President, Associate General
                                                                       Counsel and Secretary
                                                                       Compaq Computer Corporation